UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 7)


                          Litton Industries, Inc.
           -----------------------------------------------------
                              (Name of Issuer)


                                Common Stock
           -----------------------------------------------------
                       (Title of Class of Securities)


                                538021 10 6
           -----------------------------------------------------
                               (CUSIP Number)


                               Scott Renwick
                               Unitrin, Inc.
                           One East Wacker Drive
                             Chicago, IL 60601
                               (312) 661-4520

           -----------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               April 3, 2001
           -----------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

                       (Continued on following pages)

                             Page 1 of 6 Pages

                               SCHEDULE 13D
CUSIP No. 538021 10 6                                       Page 2 of 6 Pages
-----------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Unitrin, Inc.
     95-4255452
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
3.   SEC Use Only
-----------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursua9nt to
     Items 2(d) or 2(e) [ ]
-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
-----------------------------------------------------------------------------
                          7.   Sole Voting Power
                               0
        Number of         ---------------------------------------------------
         Shares           8.   Shared Voting Power
      Beneficially             0
        Owned by         ----------------------------------------------------
          Each            9.   Sole Dispositive Power
        Reporting              0
         Person          ----------------------------------------------------
          With            10.  Shared Dispositive Power
                               0
-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     0
-----------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) [ ]
-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0
-----------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     HC, CO






CUSIP No. 538021 10 6                                       Page 3 of 6 Pages
-----------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Trinity Universal Insurance Company 75-0620550
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
3.   SEC Use Only
-----------------------------------------------------------------------------
4.   Source of Funds (See Instructions) N/A
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) [ ]
-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization Texas
-----------------------------------------------------------------------------
                          7.   Sole Voting Power
                               0
        Number of         ---------------------------------------------------
         Shares           8.   Shared Voting Power
      Beneficially             0
        Owned by         ----------------------------------------------------
          Each            9.   Sole Dispositive Power
        Reporting              0
         Person          ----------------------------------------------------
          With            10.  Shared Dispositive Power
                               0
-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     0
-----------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [ ]
-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0
-----------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IC, CO

CUSIP No. 538021 10 6                                      Page 4 of 6 Pages
-----------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    United Insurance Company of America 36-1896670
-----------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
3.  SEC Use Only
-----------------------------------------------------------------------------
4.  Source of Funds (See Instructions) N/A
-----------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e) [ ]
-----------------------------------------------------------------------------
6.  Citizenship or Place of Organization
    Illinois
-----------------------------------------------------------------------------
                          7.   Sole Voting Power
                               0
        Number of         ---------------------------------------------------
         Shares           8.   Shared Voting Power
      Beneficially             0
        Owned by         ----------------------------------------------------
          Each            9.   Sole Dispositive Power
        Reporting              0
         Person          ----------------------------------------------------
          With            10.  Shared Dispositive Power
                               0
-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     0
-----------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) [ ]
-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0
-----------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IC, CO







CUSIP No. 538021 10 6                                       Page 5 of 6 Pages
-----------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Union National Life Insurance Company 72-0340280
-----------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
3.  SEC Use Only
-----------------------------------------------------------------------------
4.  Source of Funds (See Instructions) N/A
-----------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e) [ ]
-----------------------------------------------------------------------------
6.  Citizenship or Place of Organization Louisiana
-----------------------------------------------------------------------------
                          7.   Sole Voting Power
                               0
        Number of         ---------------------------------------------------
         Shares           8.   Shared Voting Power
      Beneficially             0
        Owned by         ----------------------------------------------------
          Each            9.   Sole Dispositive Power
        Reporting              0
         Person          ----------------------------------------------------
          With            10.  Shared Dispositive Power
                               0
-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     0
-----------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [ ]
-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0
-----------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IC, CO






Amendment No. 7 to Schedule 13D                         Page 6 of 6 Pages

     This Amendment No. 7 amends and supplements the Schedule 13D originally filed by Unitrin, Inc., Trinity Universal Insurance Company and United Insurance Company of America, dated April 6, 1990, as amended by Amendment No. 1 thereto, dated August 20, 1993, Amendment No. 2 thereto, dated October 5, 1995, Amendment No. 3 thereto, dated December 29, 2000, which Amendment No. 3 added Union National Life Insurance Company as a filing person, Amendment No. 4 thereto, dated January 16, 2001, Amendment No. 5 thereto, dated January 24, 2001, and Amendment No. 6 thereto, dated January 31, 2001. Terms used herein and not otherwise defined have the meanings given such terms in the original Schedule 13D, dated April 6, 1990, or in Amendment No. 6 thereto.

Item 1.  Security and Issuer

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 per share, of Litton Industries, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 21240 Burbank Boulevard, Woodland Hills, California 91367-6675.

Item 4.  Purpose of Transaction

Item 4 of Schedule 13D is hereby amended to add the following to the end of
Item 4:

     "On April 3, 2001, Northrop announced the completion of the purchase of all tendered shares of the Issuer in connection with the Transaction. As a result, neither Unitrin nor any of the Unitrin Subsidiaries is the beneficial owner of any shares of the Issuer."

Item 5.  Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

     "As of April 3, 2001, the filing persons no longer beneficially own any equity securities of the Issuer."

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:   April 13, 2001                  UNITRIN, INC.


                                        By: /s/ Scott Renwick
                                            ------------------------------
                                            Scott Renwick
                                            Secretary